SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b),
         (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 3)*

                       Revenue Properties Company Limited
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    761389402
                                 (CUSIP Number)

                                December 31, 2001
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Paloma Partners L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  5,576,354

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  5,576,354

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,576,354

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  8.0%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Capital Preservation Partners L.L.C.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  450,549

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  450,549

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  450,549

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.7%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  S. Donald Sussman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  6,026,904

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  6,026,904

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,026,904

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  8.6%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Amaranth L.L.C.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  5,000

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  5,000

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  5,000

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  5,000

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(b) with respect to the Common Stock, no par value (the "Common Stock") of Revenue Properties Company Limited (the "Issuer") beneficially owned by the Reporting Persons specified herein as of December 31, 2001 and amends and supplements the Schedule 13G dated March 22, 1999, as previously amended on February 14, 2000 and February 6, 2001, filed by the Reporting Persons (as amended, the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                   The Reporting Persons beneficially own debentures convertible into 6,026,904 shares of Common Stock and 5,000 shares of Common Stock held outright.

          (b)      Percent of class:

                   Paloma's aggregate beneficial ownership of debentures convertible into 5,576,354 shares of Common Stock constitutes 8.0% of all of the outstanding shares of Common Stock.

                   CPP's aggregate beneficial ownership of debentures convertible into 450,549 shares of Common Stock constitutes 0.7% of all of the outstanding shares of Common Stock.

                   S. Donald Sussman's aggregate beneficial ownership of debentures convertible into 6,026,904 shares of Common Stock constitutes 8.6% of all of the outstanding shares of Common Stock.

                   Amaranth's and Mr. Maounis' aggregate beneficial ownership of 5,000 shares of Common Stock constitutes 0% of all of the outstanding shares of Common Stock.

                   Together, the Reporting Persons have beneficial ownership of debentures convertible into 6,026,904 shares of Common Stock and 5,000 shares of Common Stock held outright, together constituting 8.6% of all of the outstanding shares of Common Stock.

                   Each of Mr. Sussman and Mr. Maounis expressly disclaims equitable ownership of and any pecuniary interest in any shares of Common Stock.

          (c)      Number of shares as to which such person has:

                   (i)  Sole power to vote or to direct the vote

                        Paloma has the sole power to vote or direct the vote of 5,576,354 shares of Common Stock.

                        CPP has the sole power to vote or direct the vote of 450,549 shares of Common Stock.

                        Mr. Sussman has the sole power to vote or direct the vote of 6,026,904 shares of Common Stock.

                        Each of Amaranth and Mr. Maounis has the sole power to vote or direct the vote of 5,000 shares of Common Stock.

                   (ii)  Shared power to vote or to direct the vote

                        Not applicable.

                   (iii)  Sole power to dispose or to direct the disposition of

                        Paloma has the sole power to dispose or direct the disposition of 5,576,354 shares of Common Stock.

                        CPP has the sole power to dispose or direct the disposition of 450,549 shares of Common Stock.

                        Mr. Sussman has the sole power to dispose or direct the disposition of 6,026,904 shares of Common Stock.

                        Each of Amaranth and Mr. Maounis has the sole power to dispose or direct the disposition of 5,000 shares of Common Stock.

                   (iv)  Shared power to dispose or to direct the disposition of

                        Not applicable.

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:  February 7, 2002

          PALOMA PARTNERS L.L.C.
          By: Trust Asset Management LLP, as Manager
                   By: Capital Asset Management, Inc.,
                        as Managing Partner


                        By: /s/ S. Donald Sussman
                            ---------------------
                                    S. Donald Sussman,
                                    President


          CAPITAL PRESERVATION PARTNERS L.L.C.
          By: Trust Asset Management LLP, as Manager
                   By: Capital Asset Management, Inc.,
                        as Managing Partner


                        By: /s/ S. Donald Sussman
                            ---------------------
                                    S. Donald Sussman,
                                    President



                   /s/ S. Donald Sussman
          -------------------------------------------
                        S. Donald Sussman


          AMARANTH L.L.C.
          By: Amaranth Advisors L.L.C., as Managing Member


                   By: /s/ Michael J. Berner
                        Michael J. Berner
                        Vice President



                   /s/ Nicholas M. Maounis
          -------------------------------------------
                        Nicholas M. Maounis